06006912

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AP 3/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENVEST INTERNATIONAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 55TH STREET, 16TH FLOOR
(No. and Street)

NEW YORK, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT KATZ (212) 977-2466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO, LLP
(Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET SUITE 920, NEW YORK, NY 10036
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 203

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KATZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENVEST INTERNATIONAL. LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JOAN E. FISCHER
NOTARY PUBLIC, State of New York
No. 01FI4878446, Suffolk County
Commission expires November 24, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENVEST INTERNATIONAL L.L.C
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Contents

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report

Member
Senvest International L.L.C. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Senvest International L.L.C. and Subsidiary as of December 31, 2005, and the related consolidated statement of operations, changes in member's and stockholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senvest International L.L.C. and Subsidiary as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson & Corrado, LLP

New York, NY
February 16, 2006

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2005
ASSETS		
Cash	$	248,909
Securities owned		
Marketable, at market value		87,010,492
Not readily marketable, at estimated fair value		358,360
Receivable from broker		17,420,154
Due from affiliate		9,534,444
Other assets		406,968
Total Assets	$	114,979,327
LIABILITIES AND MEMBER'S AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities sold, not yet purchased, at market value	$	33,969,712
Due to member		1,422,362
Accounts payable and accrued expenses		2,971,709
Total Liabilities		38,363,783
Member's and stockholder's equity		76,615,544
Total Liabilities and Member's and Stockholder's equity	$	114,979,327

See accompanying notes.

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2005
Revenue	
Change in unrealized gain on securities owned	$ 3,945,511
Gain on disposition of securities owned	14,833,183
Management fees	9,572,968
Interest	364,586
Dividends	906,011
Total revenue	29,622,259
Expenses	
Management fee expense	4,274,907
Wages and benefits	1,386,693
Depreciation	6,427
Insurance	9,180
Dividend expense related to securities sold short	399,551
Office	99,010
Professional fees	49,850
Rent	82,803
Filing Fees	2,396
Telephone	19,790
Travel	263,774
Total operating Expenses	6,594,381
Net income from operations	23,027,878
Other expenses	
Interest	223,778
Income taxes	2,744,559
Total other expenses	2,968,337
Net income	$ 20,059,541

See accompanying notes.

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S AND STOCKHOLDER'S EQUITY

	PREFERRED STOCK MINORITY INTEREST	MEMBER'S EQUITY	TOTAL YEAR ENDED DECEMBER 31, 2005
Balance - January 1, 2005	$ -.-	$ 55,036,175	$ 55,036,175
Purchase of preferred shares (minority interest) - related party	3,894,828	-.-	3,894,828
Distributions	-.-	(2,375,000)	(2,375,000)
Net income	-.-	20,059,541	20,059,541
Balance - December 31, 2005	$ 3,894,828	$ 72,720,716	$ 76,615,544

See accompanying notes.

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2005
Cash flows from operating activities	
Net income	$ 20,059,541
Adjustments to reconcile net income to net cash provided by operating activities:	
Management fees not paid and applied to due to member	3,894,828
Depreciation	6,427
(Increase) decrease in operating assets, net of assets and liablilities from newly consolidated subsidiary:	
Securities owned, net	(13,696,941)
Other assets	(376,772)
Receivable from broker	(16,078,657)
Due from affiliate	(9,534,444)
Increase (decrease) in operating liabilities	
Securities sold, not yet purchased	15,655,611
Accounts payable and accrued expenses	2,545,528
Due to member	16,185
Net cash provided by operating activities	2,491,306
Cash flows from financing activities	
Distributions to members	(2,375,000)
Net cash used in financing activities	(2,375,000)
Increase in cash	116,306
Cash at beginning of year	132,603
Cash at end of year	$ 248,909

See accompanying notes.

Note 1 - Organization and Business Activity

Senvest International L.L.C. (the "Company"), is a wholly owned subsidiary of Senvest Capital, Inc., a Canadian concern traded on the Toronto Stock Exchange, which was organized in the State of Delaware in December 1994 as a limited liability company and during 1999 became a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of National Association of Securities Dealers. The Company trades for its own account and has no customers. The operating agreement contains a clause which requires termination of the Company by December 31, 2094.

Note 2 - Summary of Significant Accounting Policies

Principal of consolidations – The accompanying combined financial statements include the accounts of Senvest International LLC and it's majority owned subsidiary, Senvest Fund Management Inc. ("SFM or subsidiary"). All material intercompany accounts and transactions have been eliminated in consolidation.

Securities - Securities transactions are recorded on a trade date basis. The Company transmits all transactions through a clearing broker who maintains the account.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The marketable securities owned are pledged as collateral for the amount payable to the clearing broker.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. However, the Company is required to withhold tax at the treaty rate, if applicable, on their share of the fixed and determinable income.

Use of Estimates in Financial Statements - In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Senvest Fund Management, Inc.

Senvest Fund Management Inc.("SFM") is a subsidiary of the Company. The accounts of SFM were not consolidated by the Company prior to 2005 since the subsidiary had minimal activity and was immaterial to the activities of the parent company. During 2005, SFM amended its sub-advisory management agreements with RIMA Management, LLC ("RIMA"), an related party. The agreement states that SFM will provide research, advice, recommendations on securities and such other investment advisory services to RIMA as necessary or desirable. SFM shall be entitled to receive 60% of any fixed fees, basic fees, incentive fees or incentive allocations received by RIMA. In addition,

Note 3 – Senvest Fund Management, Inc. (continued)

SFM amended its sub-advisory agreement with Senvest Capital Ltd., which is the parent company of Senvest International L.L.C. This agreement contains the same requirements as the agreement with RIMA, but entitles Senvest Capital Ltd. to 80% of any fees earned by SFM.

During 2005, the SFM earned management fees of approximately $9,600,000 from RIMA and incurred approximately $4,800,000 of management fee expense payable to Senvest Capital Ltd.

During 2005, Senvest Capital Ltd. purchased a preferred stock interest in SFM in exchange for monies owed to it pursuant to the sub-advisory agreement. SFM issued 1,900 shares of $1.00 par value preferred stock at $2,049.90 per share. At December 31, 2005, SFM owes Senvest Capital Ltd. approximately $1,900,000. At December 31, 2005, RIMA owes SFM approximately $9,500,000.

Note 4 - Operating Lease

On May 2, 2005, the Company entered into a new sublease agreement expiring June 30, 2010, to rent office space for a term of five years. Rent expense, including escalation charges for the years ended December 31, 2005 amounted to $82,803. The minimum annual rental commitment under the lease, exclusive of taxes and other charges is summarized as follows:

2006	$127,956
2007	127,956
2008	127,956
2009	127,956
2010	63,978
	$ 575,802

Note 5 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of trading securities at market value at December 31, 2005 as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 84,678,147	$ 33,969,712
Mutual funds	-.-	-.-
Government agencies	510,010	-.-
Corporate bonds	1,822,335	-.-
	$ 87,010,492	$ 33,969,712

Note 5 - Securities Owned and Sold, Not Yet Purchased (continued)

Securities not readily marketable include investment securities a) for which there is no market on a securities exchange or no independent publicly quoted market, b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. At December 31, 2005, the Company held equity positions in those securities estimated at a fair value of $358,630. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material.

Note 6 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2005 the Company's net capital ratio was 0.05 to 1.0 and its net capital was $46,823,001 as compared with required net capital requirement of $160,940.

Note 7 -Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for	
Interest	$ 225,365

*****

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2005
Total members' equity	$ 76,615,544
Deductions and/or charges	
Nonallowable assets	11,247,833
Net capital before haircuts on securities positions	65,367,711
Haircuts on securities	14,588,216
Undue Concentrations	1,267,605
Illiquid securities	2,630,410
6% haircut on foreign currency	58,479
Net capital	$ 46,823,001
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtness)	160,940
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	160,940
Excess net capital	$ 46,662,061
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 2,412,895
Aggregate indebtedness	$ 2,412,895
Ratio of aggregate indebtedness to net capital	0.05:1.0

See independent auditor's report and accompanying notes.

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2005
Net capital - per FOCUS Report	$ 46,757,316
Audit adjustments:	
Reduction of due to member	50,000
Reduction of management fee revenue	(79,974)
Adjustment of mark-to-market of investments	95,659
Net capital - per audit report	$ 46,823,001

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2005

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

Member
Senvest International L.L.C. and Subsidiary

In planning and performing our audit of the financial statements of Senvest International L.L.C. and Subsidiary for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2005, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Berson & Corrado, LLP

New York, NY
February 16, 2006